## Contact

www.linkedin.com/in/kurt-brendlinger-58411219 (LinkedIn)

## Top Skills

Advertising
Asset Management
Asset Managment

# Kurt Brendlinger

COO of Freebird Rides
Los Angeles, California, United States

## Summary

I started my first business at age ten after a trip to a magic shop — where I learned that real magic isn’t illusion, but discipline, creativity, and relentless execution. That mindset has fueled every step of my 30-year career building and scaling companies at the crossroads of media, technology, and capital markets.

I’ve founded 19 companies, co-founded an $800M investment fund, and raised over $250M across public and private markets. My work spans public boards, entrepreneurial ventures, complex financings, and hands-on operational leadership.

I’m passionate about turning ambitious ideas into scalable businesses that stand the test of time. Whether launching a consumer rewards platform, structuring strategic partnerships, or guiding startups through growth, I bring a blend of visionary thinking and practical grit.

If you want to talk entrepreneurship, media innovation, or attempt the impossible—let’s connect.

## Experience

### Freebird Rides

9 years 8 months

**Founder/Board Member**
December 2023 - Present (2 years 5 months)
United States

**Founder/CEO**
September 2016 - December 2023 (7 years 4 months)
Venice, CA

Freebird Rides operates a national platform that provides consumers rewards and cash back whenever booking an Uber/Lyft ride.  Businesses (in particular bars and restaurants) use Freebird Rides to acquire customers by reimbursing

an Uber ride up to a cap the business sets only for customers who dine and drink at the establishment. The consumer feels like a VIP, becomes a more loyal customer and can have worry free fun with no drinking and driving. Freebird has done over 4 million rides and collected over 2 billion data insights on our customers.

### Santa monica capital
Partner
2004 - Present (22 years)

Portfolio companies include:

Biggestloserclub.com: 2013 – Present - Brendlinger is the CEO/COO of Biggestloserclub.com, an online weight loss business based on the NBC television show. He managed the negotiation of the license, the closing of the financing, development of several new digital products, and oversees all operational aspects of the company that include digital marketing, new product initiatives and builds, financings, HR, strategy, and business model formation.

Game Play Network, Inc: 2012 – Present – Brendlinger has served as a board member and strategic advisor to the first legal mobile gambling company in the US. He has assisted the company on strategy, financing, recruiting, and media company partnerships.

Biggest Loser Resorts: 2010 – 2013 - Brendlinger managed the negotiation and closing of a 20 year license with NBC to own and operate residential weight loss business with four locations in the US. He serves as a board member currently.

ProElite, Inc.: 2005 – 2009 – Brendlinger co-founded a professional MMA (mixed martial arts league), secured the financing of $55 million dollars from institutional investors and CBS Corporation, and negotiated the multi-year distribution license with Showtime Networks. Brendlinger served on the board of the public company.

NURX Pharmaceuticals, Inc: 2008 – 2010 – Brendlinger was the Chairman of the Board, board member and co-founder of the public company in the drug development space. The company’s focus was on the rexinoid and retinoid drug development and was established after the successful acquisition of over 600 oncology patents from Allergan Pharmaceuticals.

Santa Monica Media Corp: 2006-2009 – Brendlinger was the CFO and co-founder of a $100 million dollar special purpose acquisition company focused on the acquisition of a company in the media, entertainment, telecommunications, and Internet space. The company's IPO was led by Citibank.

### Rainmakers, Inc.
CEO
2002 - 2004 (2 years)

Brendlinger was Chief Executive Officer and President of Rainmakers, Inc., an Internet marketing services company for the entertainment industry. Rainmakers had service agreements with Sony Pictures, Revolution Studios, 20th Century Fox, DreamWorks, Walden/AFG, and Initial Entertainment. The company was sold in 2004.

### AFA Management Partners
Co Founder
1997 - 2002 (5 years)

Brendlinger was co-founder and partner in AFA Management Partners, an asset management firm and hedge fund managing $800 million in assets in the telecommunications, Internet, media and entertainment sectors.

### Slam Dunk Productions
Co Founder
1992 - 1997 (5 years)

Brendlinger co-founded Slam Dunk Productions with television personality JD Roth producing over 75 episodes of television series for the NBC network, TNT, The Disney Channel and national syndication.

### Stone Stanley Entertainment
Executive In Charge
1988 - 1992 (4 years)

Brendlinger was executive in charge of production for Stone Stanley Productions. His credits include over 350 episodes of programming for distributors including Warner Brothers Television, Telepictures, USA Network, Disney Channel and the Fox Network.

### Freewheelin' Films
Line Producer
1985 - 1988 (3 years)

Brendlinger was a line producer for Freewheelin' Films, a sports TV production company with clients including NBC Sports, Gallo Winery, Chrysler Motors, Anheuser-Busch and the Los Angeles Times. Brendlinger graduated from UCLA film school in 1985.

## Education

### UCLA

Bachelor's degree, Motion Pictures and Television · (1980 - 1985)